Mail Stop 6010

        October 12, 2005

Mr. Thomas Iacarella
Chief Financial Officer
Raven Industries, Inc.
205 E. 6th Street
P.O. Box 5107
Sioux Falls, SD 57117-5107

        Re: Raven Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2005
Form 10-K/A for the Fiscal Year Ended January 31, 2005
Forms 10-Q for the Quarters Ended April 30, 2005 and July 31, 2005
    File No. 001-07982

Dear Mr. Iacarella:

        We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
??

??

??

??